UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


Check One: [X] Form 10-K [] Form 20-F [] Form 11-K [] Form 10-Q [] Form N-SAR

For the period ended:  Fiscal Year Ended October 28, 1995
                       ----------------------------------

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the transition period ended:   N/A
                                 -------


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:   N/A
                                               -------

______________________________________________________________________________

PART I  -  REGISTRANT INFORMATION


                              B.B. WALKER COMPANY
                            -----------------------
                            Full Name of Registrant

                             414 EAST DIXIE DRIVE
                     -------------------------------------
                     Address of Principal Executive Office

                               ASHEBORO, NC 27203
                            ------------------------
                            City, State and Zip Code

______________________________________________________________________________

PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):


     | (a) The reasons described in reasonable detail in Part III of this form
     |     could not be eliminated without unreasonable effort or expense;
     | (b) The subject annual report, semi-annual report, transition report on
     |     Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof,
 [X] |     will be filed on or before the fifteenth calendar day following the
     |     prescribed due date; or the subject quarterly report or transition
     |     report on Form 10-Q, or portion thereof, will be filed on or before
     |     the fifth calendar day following the prescribed due date; and
     | (c) The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.


PART III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

B.B. Walker Company (the "Registrant") is currently renegotiating certain financial covenants of its revolving credit and term loan agreement with Mellon Bank, N.A. (the "Bank"). Renegotiation of these covenants is necessary for completion of the Registrant's financial statements for the fiscal year ended October 28, 1995 and the rendering of an opinion by the Registrant's independent auditors. Although the Registrant and the Bank have orally agreed to the principal terms of the renegotiated covenants, documenting these agreements in the form of amendments to the loan agreements has proven to be extremely time-consuming because of the complexity of the lending arrangement and the demand of additional information by the Bank. The Registrant has attempted to complete the process of filing the annual report on Form 10-K within the prescribed time period but has been unable to do so. Registrant expects to be able to complete and file its Form 10-K by
February 9, 1996.
______________________________________________________________________________

PART IV  -  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   John R. Whitener               Controller               (910) 625-1380
   ----------------               ----------              ----------------
         Name                       Title                 Telephone Number


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
    Section 30 of the Investment Company Act of 1940 during
    the preceding 12 months (or for such shorter period that
    the registrant was required to file such reports) been
    filed?  If answer is no, identify report(s):  N/A           [X] Yes  [] No
                                                 -----


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last
    fiscal year will be reflected by the earnings statements
    to be included in the subject report or portion thereof?    [X] Yes  [] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting a net loss of $1,244,465, or $.72 per share, for the fiscal year ended October 28, 1995 compared to net income of $474,478, or $.26 per share, for the fiscal year ended October 29, 1994. The change of $1,718,000 can be attributed primarily to lower sales volume in 1995 compared to 1994. The Registrant's net sales in 1995 were $43,452,854 compared to net sales of $51,148,327 in 1994. Retailers were slow to turn their inventories as the market was soft, and therefore orders to restock inventory were not as strong as the prior years. In addition, the reduction in demand impacted the ability of the Company to operate its plants efficiently resulting in unfavorable manufacturing variances. Another factor was significant competition which led to aggressive pricing and dating terms that eroded the Company's margins. Finally, rising interest rates, larger average outstanding balances and additional long-term debt resulted in significant increases in interest expense. These higher expenses were partially offset by lower selling and administrative expenses.


                              B.B. WALKER COMPANY
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  JANUARY 26, 1996         By  WILLIAM C. MASSIE
      ----------------             -------------------------------------------
                                   William C. Massie, Executive Vice President